Exhibit 17.1

May 31, 2010

Jim Currier, Chairman and CEO
David R. Wells, President and CFO
Sionix Corporation  (OTCBB: SINX)
2801 Ocean Park Blvd, Suite 339
Santa Monica, CA 90405

Dear Jim and David:

Please accept this letter as notice of my resignation from Sionix Corporation’s Board of Directors, effective immediately.  I have enjoyed my time on the Board and leave my position knowing that the Company is in good hands. I am resigning with the mutual understanding that I have no disagreements or disputes with the Company, nor does the Company have any disagreements or disputes with me.

Sincerely,

/s/ John Pavia
John Pavia

The terms of this resignation is acceptable, to the Company.

/s/ James Currier
Acknowledgement by the Company
James Currier, Chairman & CEO
Sionix Corporation